Exhibit 99.1
Aegean Marine Petroleum Network Inc. Enters into MOU with Mercuria Energy Group to Complete US$1 Billion Refinancing and Explore a Global Strategic Partnership

NEW YORK, July 05, 2018 -- Aegean Marine Petroleum Network Inc. (NYSE:ANW) ("Aegean" or the "Company") is pleased to announce that it has entered into a Memorandum of Understanding ("MOU" or the "Agreement") with Mercuria Energy Group Limited and its affiliates ("Mercuria"), one of the world's largest independent commodities and energy groups, to support Aegean's existing U.S. and global revolving credit facilities and to explore a global strategic partnership.
Aegean Chairman and independent director of the Board, Donald Moore, said, "As part of the announced strategic review, the new leadership at Aegean has, in short order, brought forward an opportunity to completely redefine and optimize the Company's capital structure, enhance near term liquidity and position the Company for a dynamic partnership with one of the world's largest privately held integrated energy and commodity groups.  We are extremely pleased to enter into this Agreement with Mercuria and look forward to working with them on a broader relationship, for the benefit of our respective stakeholders."
Added Moore, "Importantly, the Agreement provides for immediate credit support from Mercuria for the benefit of Aegean's banks, customers, suppliers, and logistics providers, putting the strength of one of the world's largest independent energy and commodity companies behind Aegean."
"We look forward to further developing our relationship with Aegean and providing the flexibility to execute a strategy that enhances the Company's operations and positions the Company for long-term success," said Magid Shenouda, Mercuria's Global Head of Trading.
Under the terms of the Agreement, Mercuria intends to provide a US$1 billion trade finance facility intended to support the Company's existing U.S. and global revolving credit facilities. Mercuria will also provide increased liquidity to Aegean of not less than US$30 million, adding flexibility to Aegean's operations.  Upon closing of the trade finance facility, the Company will issue new shares equal to 30% of its common stock (on a pro-forma basis) to Mercuria and will invite a representative of Mercuria to join the Company's Board of Directors.
The Agreement also contemplates a potential broader strategic partnership between the Company and Mercuria, including operational services, trading and hedging arrangements, and other support provided by Mercuria to Aegean.  Mercuria has the exclusive right to complete the trade finance facility by August 15, 2018, and to pursue the strategic partnership transaction until January 31, 2019, subject to specified exceptions and termination events. The transactions described above are subject to final documentation and regulatory analysis, and there can be no assurance this will be completed.
Moelis & Company is serving as financial advisor and Kirkland & Ellis LLP is acting as legal advisor to Aegean with respect to the transaction. Milbank, Tweed, Hadley & McCloy LLP is acting as legal counsel to Mercuria in connection with the transaction.

About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in more than 30 markets and a team of professionals ready to serve its customers wherever they are around the globe. For additional information please visit: www.ampni.com.
About Mercuria Energy Group Limited
Founded in 2004, Mercuria is one of the largest independent energy and commodity groups in the world, handling gas and power, and more than 2.2 million barrels of crude and petroleum products each day, with 2017 turnover of $104 billion. As an integrated group, Mercuria is present all along the commodity value chain with activities forming a balanced combination of trading flows, strategic assets, and structuring solutions. More than 1,000 people are operating from offices worldwide to sustain the group's extensive business reach with their market knowledge, diversity, and experience.

Cautionary Statement Regarding Forward-Looking Statements
This release contains "forward-looking" statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "will," and similar expressions are forward-looking statements. For example, statements regarding the transactions contemplated by the Agreement, including financings, operational services, trading and hedging arrangements and other support that may be provided by Mercuria to Aegean, are forward‑looking statements. Forward-looking statements involve known and unknown risks and uncertainties that may cause actual future results to differ materially from those projected or contemplated in the forward-looking statements. These risks and uncertainties include, but are not limited to, the ability to close the trade finance facility by August 15, 2018, to negotiate and execute final definitive agreements regarding the transactions contemplated by the MOU, the failure to satisfy the conditions related to such transactions, the ability to retain Aegean customers, suppliers and vendors, the ability to manage our liquidity and satisfy our debt obligations as they become due, and the other risks and uncertainties disclosed in our filings with the Securities and Exchange Commission. Given the risks and uncertainties inherent in forward-looking statements, you are cautioned not to place undue reliance on any of our forward-looking statements. Forward‑looking statements speak only as of the date on which the statements are made. Aegean undertakes no duty, and expressly disclaims any obligation, to update these forward-looking statements to reflect any future events, developments or otherwise.
AEGEAN INVESTOR CONTACT:
Aegean Marine Petroleum Network Inc.
Tel. +1-212-430-1098
Email: investor@ampni.com

AEGEAN MEDIA CONTACT:
Gagnier Communications
Dan Gagnier
+1-646-569-5897
dg@gagnierfc.com

MERCURIA MEDIA CONTACT:
Matthew J. Lauer
MLauer@Mercuria.com
+1 703 463 1841
+41791724995